Exhibit 4(b).6

English Language Summary

Authorization Agreement for Long Distance Commuted Fixed Telephone Services Termo de Autorização do Serviço Telefônico Fixo Comutado Modalidade Local No. 649/2011/SPB-ANATEL

Parties:	Vivo S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	September 5, 2011

Term:	Indefinite

Purpose:
Authorization to provide long-distance Commuted Fixed Telephone Service in accordance with regulations set forth by ANATEL, for the general public.  This authorization was transferred from Telefônica Brasil S.A. to Vivo S.A. pursuant to ANATEL Act No. 6,128/2011

Area:
Regions I and II of the General Authorization Plan, which includes the state of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas, Roraima, Rio Grande do Sul, Santa Catarina,Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia, Acre and Federal District.

Amount:	The amount owed under the grant is R$9,000.00, which was paid at the time of execution of the Authorization Agreement.

Penalties:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.